Exhibit (a)(7)

November 1, 2010

To the Stockholders of Cardiac Science Corporation:

I am pleased to inform you that on October 19, 2010, Cardiac Science Corporation (“Cardiac Science”) entered into a merger agreement (the “Merger Agreement”) with Opto Circuits (India) Ltd. (“Opto Circuits”). Under the terms of the Merger Agreement, Jolt Acquisition Company, a wholly-owned subsidiary of Opto Circuits (“Jolt”), has commenced a tender offer today to acquire all of the outstanding shares of common stock of Cardiac Science for $2.30 per share, net to the holder in cash, without interest thereon and subject to applicable withholding taxes, upon the terms and subject to the conditions set forth in the Merger Agreement, the Offer to Purchase and related materials enclosed with this letter.

Following the completion of the tender offer, pursuant to the terms of the Merger Agreement, Jolt has agreed, subject to the satisfaction or waiver of certain conditions, to merge with and into Cardiac Science, and remaining outstanding shares of Cardiac Science will be converted into the right to receive $2.30 in cash per share, without interest thereon and subject to applicable withholding taxes.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on November 30, 2010, unless extended in accordance with the terms of the Merger Agreement.

The Cardiac Science board of directors has unanimously determined that the Merger Agreement, the tender offer and the merger are advisable and in the best interest of Cardiac Science stockholders and recommends that Cardiac Science stockholders ACCEPT the tender offer and tender their shares of Cardiac Science common stock in the tender offer.

In arriving at its recommendation, the Cardiac Science board of directors considered a number of factors. Those factors are discussed in the attached Solicitation/Recommendation Statement on Schedule 14D-9.

In addition, enclosed are Opto Circuit’s Offer to Purchase, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of Cardiac Science common stock in the tender offer. We urge you to read these documents and to consider this information carefully.

I believe this tender offer is the best result for our stockholders and our company, and I thank you for the support you have given to Cardiac Science over the years.

Sincerely,

Dave Marver
President and Chief Executive Officer